Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension and Profit Sharing Committee and Participants
Macy's, Inc. 401(k) Retirement Investment Plan
We consent to the incorporation by reference in the Registration Statement (No. 333-213707, 333- 153719, 333-133080 and 333-104017) on Form S-8 of the Macy’s, Inc. of our report dated June 23, 2023, with respect to the statements of net assets available for benefits of Macy's, Inc. 401(k) Retirement Investment Plan as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2022, which report appears in the annual report on Form 11-K of the Macy's, Inc. 401(k) Retirement Investment Plan for the year ended December 31, 2022.
/s/ Clark, Schaefer, Hackett & Co.
Cincinnati, OH
June 23, 2023